September 13, 2019

VIA EDGAR

Division of Corporation Finance

Office of Electronics and Machinery

Securities and Exchange Commission

Washington, D.C. 20549

Attention: Mr. Geoff Kruczek

Ms. Amanda Ravitz

Re:	InspireMD, Inc. Registration Statement on Form S-1 Filed August 23, 2019 File No. 333-233432

Ladies and Gentlemen:

On behalf of InspireMD, Inc. (the “Company” or “InspireMD”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated September 11, 2019 (the “Comment Letter”), to James Barry, Ph.D., President and Chief Executive Officer of the Company, relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). In connection with this response to Comment Letter, the Company is contemporaneously filing via EDGAR an amendment to the Registration Statement (“Amendment No.1”), responding to the Staff’s comments in the Comment Letter and updating the Registration Statement. Capitalized terms used but not otherwise defined in this letter shall have the meanings given to such terms in Amendment No.1. References herein to page numbers are to page numbers in Amendment No.1.

The following are the Company’s responses to Comment Letter. The Company’s responses are numbered to correspond to the Staff’s comments as numbered in Comment Letter. For your convenience, each of the Staff’s comments contained in Comment Letter have been restated below in their entirety, with the Company’s corresponding response set forth immediately under such comment.

Form S-1 filed August 23, 2019

Fee Table, page 1

1.	It appears that it is possible that investors may choose to purchase units or pre-funded units. Please revise your table to reflect the maximum amount of each class of security that you are offering and might sell in this transaction, including the total number of common shares underlying the warrants included in the units and the total number of common shares underlying the warrants in the pre-funded units.

Response:

The Company has revised the fee table to reflect the maximum aggregate offering price of each class of security that may be offered. The Company respectfully advises the Staff that because the Company is relying on Rule 457(o) under the Securities Act of 1933, as amended, to calculate the registration fee payable, the Company has reflected the maximum aggregate offering price for each class of security rather than a number of shares being offered.

U.S. Securities and Exchange Commission

September 13, 2019

2.	Please clarify the reference to $5,750,000 in note 2, given the maximum aggregate offering price currently listed in the fee table.

Response:

The Company has revised the fee table to provide a break-down of the registration fee calculation as it applies to the securities offered and revised the notes to the fee table to clarify the calculation of the proposed maximum aggregate offering price set forth in the fee table.

Prospectus cover page, page 1

3.	Please revise your prospectus cover page to describe clearly the total number of securities you are offering and the total number of securities you intend to sell.

Response:

The Company has revised the prospectus cover page in accordance with the Staff’s comment.

4.	Your disclosure on page 50 indicates that the underwriter is obligated to purchase and pay for all of the units and pre-funded units offered by this prospectus. Given this, please clarify your disclosure, such as here, stating that you are offering “up to” an unspecified number of units and pre-funded units. Explain in more detail how the structure of this offering can be characterized as a “firm commitment” given the apparent uncertainty at the time of effectiveness about the number of each type of security that the underwriter will purchase from you. Explain to us the expected mechanics of the sale and related prospectus cover page and other impacted disclosure.

Response:

In a firm commitment public offering, once the registrant is prepared to circulate a preliminary prospectus, the underwriters generally communicate with investors to gauge their interest in the potential offering. The underwriters rarely know exactly what the investors will buy until they solicit investor interest and ultimately price the offering. The transaction then becomes a firm commitment at the time the underwriting agreement is signed, which may not precede effectiveness, at which time the underwriters are best able to anticipate investor demand for the offering following their discussions with investors. This offering has followed, and will continue to follow, the same procedure, and will result in the same firm commitment in the underwriting agreement. Specifically, in the underwriting agreement, the underwriters will commit to purchase (i) a fixed number of units (the “Units”), with each Unit consisting of a share of common stock and a Series E Warrant to purchase common stock (each, a “Series E Warrant”), and (ii) a fixed number of pre-funded units (the “Pre-funded Units”), with each Pre-Funded Unit consisting of a pre-funded warrant to purchase one share of common stock (the “Pre-funded Warrants”) and a Series E Warrant, and the underwriter will then be obligated to purchase that number of Units and Pre-Funded Units. There will be no unsold securities under the underwriting agreement other than the underwriter’s option to purchase additional securities. Also, like a typical public offering, the Company intends to file a final prospectus that will contain an accurate breakdown of the number of Units and Pre-funded Units to be sold.

As background, the Company intends to raise a certain amount of proceeds through this offering under Rule 457(o) of the Securities Act of 1933, as amended. The Company desires to raise these proceeds through the sale of its common stock and Series E Warrants. Due to the potential concern about the regulatory impact of beneficially owning more than 5 percent or more than 10 percent of the Company’s outstanding common stock, many institutional investors considering a large position in offerings of companies with a similar market capitalization to that of the Company prefer to have the option to invest in pre-funded warrants to purchase common stock instead of directly in common stock. Pre-funded warrants are immediately convertible into common stock at a nominal exercise price, except to the extent that the holder thereof would acquire beneficial ownership of more than a specified percentage of the common stock, and are offered to the public at the same price as a share of common stock less the exercise price of the pre-funded warrant. Accordingly, at the suggestion of the underwriter and based on the underwriter’s past experience, the Company decided to provide investors with the alternative of purchasing Pre-funded Units, which include a Pre-funded Warrant, in lieu of Units, which include a direct investment in common stock. The Pre-funded Units will be offered to all potential investors, although the Company believes it is unlikely that any investor who would not beneficially own more than 5% of the outstanding common stock after the offering would elect to purchase Pre-funded Units.

U.S. Securities and Exchange Commission

September 13, 2019

The final breakdown between Units and Pre-funded Units will be determined upon the establishment of the final offering price and immediately prior to the execution of the underwriting agreement and will be included in the final prospectus to be filed by the Company following the pricing of the offering. The Company has revised the disclosure on the prospectus cover page and page 48 in order to clarify these mechanics.

* * * * *

Should any member of the staff have any questions or comments concerning the foregoing, please contact either Rick A. Werner at (212) 659-4974 or Matthew L. Fry at (214) 651-5443.

Very truly yours,

/s/ Rick A. Werner
Rick A. Werner, Esq.

cc:	Jim Barry, Ph.D., InspireMD, Inc.
Matthew L. Fry, Esq.
Jayun Koo, Esq.